United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITES EXCHANGE ACT OF 1934.

Commission File Number 000-26357

LOOKSMART GROUP, INC.

(Exact name of registrant as specified in its charter)

2850 W. Horizon Ridge Pkwy, Suite 200

Henderson, NV 89052

 (415) 348-7000

  Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock

  (Title of each class of securities covered by this Form)

None

  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s)

relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)    ☒            Rule 12h-3(b)(1)(i)   ☐

        Rule 12g-4(a)(1)(ii)   ☐            Rule 12h-3(b)(1)(ii)   ☐

        Rule 12g-4(a)(2)(i)    ☐            Rule 12h-3(b)(2)(i)    ☐

        Rule 12g-4(a)(2)(ii)   ☐            Rule 12h-3(b)(2)(ii)   ☐

        Rule 15d-6                 ☐

Approximate number of holders of record as of the certification or notice date: 205

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 24, 2017	By: /s/ Michael Onghai
Michael Onghai, Principal Executive Officer
Principal Financial and Accounting Officer